Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical consolidated ratio of earnings to fixed charges for the periods shown. As of the date of this prospectus, we have no preference shares outstanding and we did not declare or pay any dividends on preference shares for the periods indicated. Therefore, the ratios of earnings to combined fixed charges and preference share dividends are the same as the ratios of earnings to fixed charges presented below.

	Nine Months Ended	Fiscal Year Ended March 31,
	December 31, 2017	2017	2016	2015
	(in INR thousands)

Ratio of Earnings to Fixed Charges	—	—	—	—

Computation of Earnings:
Pre-tax income from continuing operations	(3,632,928)	(5,895,976)	(1,236,787)	(990,487)
Fixed charges*	80,661	77,421	58,765	41,848
Amortization of capitalized interest	2,804	2,684	1,565	1,250
Unwinding of discount on other financial liability**	—	41,910	22,826	13,647
Change in fair value of warrants	1,417,672	—	3,167	—
Total Earnings/(loss) available for fixed charges	(2,131,790)	(5,773,961)	(1,150,464)	(933,743)

Computation of Fixed Charges:
Fixed charges	1,501,138	122,015	86,323	56,745
Fixed Charges	1,501,138	122,015	86,323	56,745

Ration of Earnings to fixed charges	—	—	—	—
Deficiency of earnings available to cover fixed charges	(3,632,928)	(5,895,976)	(1,236,787)	(990,488)

*Includes one time refinance cost of INR 44,396, INR 17,004 and 6,334 during the year ended March 31, 2017, March 31, 2016 and March 31, 2015.

**Included cost relating to the financial liability, which were settled in Q1’18.

Earnings for the nine months ended December 31, 2017 and the fiscal years ended March 31, 2017, 2016 and 2015 were insufficient to cover fixed charges. Additional earnings of INR 3,632.9 million (US$ 55.6 million), INR 5,896.0 million (US$ 90.3 million), INR 1,236.8 million (US$ 18.9 million), INR 990.5 million (US $15.2 million)  for the nine month period ended December 31, 2017 and the fiscal years ended March 31, 2017, 2016 and 2015, respectively, would have been necessary to bring the respective ratios to 1.0. For purposes of calculating the above, earnings consist of (a) pretax income from continuing operations, (b) fixed charges and (c) amortization of capitalized interest. Fixed charges include (a) interest expensed, (b) discounts and capitalized expenses related to indebtedness, (c) unwinding of discount on other financial liability and (d) change in fair value of warrants.